UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[  ] Form 3 Holdings Reported

[  ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

    Gleberman,           Joseph                  H.
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   (Last)               (First)                 (Middle)

    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                         New York                          10004
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   (City)                           (State)                           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    BackWeb Technologies Ltd.
    (BWEB)
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

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4. Statement for Month/Year

    FYE December 31, 2001
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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7. Individual or Joint/Group Reporting
   (Check applicable line)

   [ X ] Form Filed by One Reporting Person
   [   ] Form Filed by More than One Reporting Person

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                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                        |
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                                 |                 |            |                               |             |         |          |
                                 |                 |            |                               |5.           |6.       |          |
                                 |                 |            |4.                             |Amount of    |Owner-   |          |
                                 |                 |            |Securities Acquired (A) or     |Securities   |ship     |          |
                                 |                 |            |Disposed of (D)                |Beneficially |Form:    |7.        |
                                 |                 |            |(Instr. 3, 4 and 5)            |Owned at end |Direct   |Nature of |
                                 |2.               | 3.         |-------------------------------|of Issuer's  |(D) or   |Indirect  |
1.                               |Transaction      |Transaction |              | (A)  |         |Fiscal Year  |Indirect |Beneficial|
Title of Security                |Date             |Code        |    Amount    | or   | Price   |(Instr. 3    |(I)      |Ownership |
(Instr. 3)                       |(Month/Day/Year) |(Instr. 8)  |              | (D)  |         |and 4)       |(Instr.4)|(Instr. 4)|
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                                 |                 |            |              |      |         |             |         |          |
Ordinary Shares                  |                 |            |              |      |         |  3,272,676  |    I    |   01,02  |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is  filed  by more  than one  Reporting  Person,  see  Instruction
  4(b)(v).

FORM 5 (continued)

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                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially owned                          |
                                    (e.g., puts, calls, warrants, options, convertible securities)                                 |
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              |       |          |      |               |                     |                    |       |         |      |      |
              |       |          |      |               |                     |                    |       |9.       |10.   |      |
              |       |          |      |               |                     |                    |       |Number   |Owner-|      |
              |       |          |      |               |                     |                    |       |of       |ship  |      |
              |2.     |          |      |               |                     |                    |       |Deriv-   |of    |      |
              |Conver-|          |      |5.             |                     |7.                  |       |ative    |Deriv-|11.   |
              |sion   |          |      |Number of      |                     |Title and Amount    |       |Secur-   |ative |Nature|
              |or     |          |      |Derivative     |6.                   |of Underlying       |8.     |ities    |Secur-|of    |
              |Exer-  |          |      |Securities     |Date                 |Securities          |Price  |Bene-    |ity:  |In-   |
              |cise   |3.        |      |Acquired (A)   |Exercisable and      |(Instr. 3 and 4)    |of     |ficially |Direct|direct|
              |Price  |Trans-    |4.    |or Disposed    |Expiration Date      |--------------------|Deriv- |Owned    |(D) or|Bene- |
1.            |of     |action    |Trans-|of (D)         |(Month/Day/Year)     |            |Amount |ative  |at End   |In-   |ficial|
Title of      |Deriv- |Date      |action|(Instr. 3,     |---------------------|            |or     |Secur- |of       |direct|Owner-|
Derivative    |ative  |(Month/   |Code  |4 and 5)       |Date      |Expira-   |            |Number |ity    |Year     |(I)   |ship  |
Security      |Secur- |Day/      |(Instr|---------------|Exer-     |tion      |            |of     |(Instr.|(Instr.  |(Instr|(Instr|
(Instr. 3)    |ity    |Year)     |8)    | (A)   |(D)    |cisable   |Date      |Title       |Shares |5)     |4)       |4)    |4)    |
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Stock Options |       |          |      |       |       |          |          |Ordinary    |       |       |         |      |      |
(right to buy)|$1.07  |  8/1/01  |  A   | 15,000|       |    03    | 8/1/08   |Shares      |15,000 |       | 15,000  | 01,03| 01,03|
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Stock Options |       |          |      |       |       |          |          |Ordinary    |       |       |         |      |      |
(right to buy)|$17.25 |          |      |       |       |    04    | 8/24/07  |Shares      |25,000 |       | 25,000  | 01,04| 01,04|
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Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

02: Goldman Sachs and GS Group may be deemed to own beneficially and indirectly 3,272,676 Ordinary Shares through certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing general partner or managing partner. Goldman Sachs is the investment manager of certain of the investment partnerships.

03: These options were granted to the Reporting Person pursuant to the BackWeb Technologies Ltd. 1998 US Stock Option Plan. 3,750 options will vest on August 1, 2002. Thereafter, for each of the next 36 months, 1/36 of the remaining 11,250 options will vest. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.

04: These options were granted to the Reporting Person pursuant to the BackWeb Technologies Ltd. 1998 US Stock Option Plan. 6,250 options vested on August 24, 2001. Thereafter, for each of the next 36 months, 1/36 of the remaining 18,750 options will vest. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.





By:  s/ Roger S. Begelman                                    February 13, 2002
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      **Signature of Reporting Person                             Date
             Attorney-in-fact



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

     Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the Reporting Person pursuant to Rule 101(b)(4) of Regulation S-T.